Filed Pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated

October 17, 2014 (To Prospectus dated September 29, 2014)

(File No. 333-185286)

TD Ameritrade Holding Corporation

$500,000,000

3.625% NOTES DUE 2025

Final Terms and Conditions

Issuer:	TD Ameritrade Holding Corporation
Expected Ratings (Moody’s / S&P) (*):	A3 / A
Trade Date:	October 17, 2014
Settlement Date:	October 22, 2014 (T+3)
Security Description:	3.625% Senior Notes due 2025
Principal Amount:	$500,000,000
Maturity:	April 1, 2025
Benchmark Treasury:	UST 2.375% due August 15, 2024
Benchmark Treasury Price / Yield:	101-22+ / 2.181%
Re-offer Spread to Benchmark:	T+145 bps
Yield to Maturity:	3.631%
Coupon (Interest Rate):	3.625%
Public Offering Price:	99.950%
Proceeds (before expenses):	$496,300,000
Interest Payment Dates:	April 1st and October 1st, commencing on April 1, 2015
Record Dates:	March 15th and September 15th
Make-Whole Call:	T+25 bps, at any time prior to January 1, 2025 (three months prior to the maturity date of the notes)
Par Call:	At any time on or after January 1, 2025 (three months prior to the maturity date of the notes)
Use of Net Proceeds:	The Company intends to use the net proceeds from the sale of the notes, together with cash on hand, to repay the $500 million aggregate principal amount of 4.150% Senior Notes that mature on December 1, 2014.
Day Count:	30 / 360
CUSIP / ISIN:	87236YAD0 / US87236YAD04
Joint Book-Running Managers:	Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC J.P. Morgan Securities LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc.
Co-Manager:	Sandler O’Neill & Partners, L.P.

Pro forma Ratios of Earnings to Fixed Charges:	As adjusted on a pro forma basis to give effect to the offer and sale of the notes and the use of the net proceeds, our ratio of earnings to fixed charges would have been 20.5x for the nine months ended June 30, 2014 and 16.7x for the fiscal year ended September 30, 2013, and our ratio of earnings to fixed charges, excluding brokerage interest expense, would have been 22.8x for the nine months ended June 30, 2014 and 18.5x for the fiscal year ended September 30, 2013.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling or e-mailing Barclays Capital Inc. toll-free at 1-888-603-5847 or barclaysprospectus@broadridge.com, by calling or e-mailing Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or dg.prospectus_requests@baml.com or calling or e-mailing Wells Fargo Securities, LLC at 1-800-326-5897 or cmclientsupport@wellsfargo.com.